Exhibit 1.01 to Form SD
Tandem Diabetes Care, Inc.
Conflict Minerals Report
For the Reporting Period January 1 to December 31, 2024

This Conflict Minerals Report (“CMR”) has been prepared by Tandem Diabetes Care, Inc. on behalf of itself and its subsidiaries (collectively referred to as “Tandem,” the “Company,” “we,” “our” or “us”) for the reporting period January 1 to December 31, 2024 in accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “Rule”), and regulations and guidance issued by the Securities and Exchange Commission (“SEC”) relating to the Rule. This report is available on our website at http://investor.tandemdiabetes.com/corporate-governance/esg. The term “Conflict Minerals” is defined by the SEC as cassiterite, columbite-tantalite (coltan), wolframite, gold, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten and gold (“3TG metals”).

I. Company Overview

Tandem is a medical device company focused on the design, development, and commercialization of technology solutions for people living with diabetes. Tandem does not directly source Conflict Minerals from mines, smelters or refiners (“SORs”), and in most cases is many levels removed from these suppliers. However, in certain instances, 3TG metals are necessary to the production or functionality of the products Tandem manufactures and sells. In light of this, the Company is dedicated to tracing the origin of these 3TG metals to confirm our sourcing practices do not finance or benefit armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in the Democratic Republic of Congo (“DRC”) or an adjoining country (collectively, “Covered Countries”).

II. Product and Supply Chain Overview

Tandem manufactures the t:slim X2 insulin pump and sells this product directly and through distribution partnerships in the United States and Canada, and through distribution partners into select additional countries. All of our t:slim X2 insulin pump products share important common features, including a black aluminum case and chrome trim. They are watertight with an IPX7 rating and feature a micro-USB connection that supports rapid recharging and a vivid, full-color touch screen made of high-grade, shatter-resistant glass.

Tandem expanded its pump portfolio with general commercial availability in the U.S. of the Tandem Mobi insulin pump in February 2024. All of our Tandem Mobi pumps share important common features, including an enclosure made of plastic, specifically a blend of polycarbonate and acrylonitrile butadiene styrene. They are watertight with an IP28 rating and feature electromagnetic charging that supports rapid recharging.

Tandem manufactures its insulin pumps with components and sub-assemblies supplied by outside vendors. Our t:slim X2 pumps, and Tandem Mobi pumps and cartridges, are currently assembled, tested, and packaged at our facilities in San Diego, California. Our t:slim X2 cartridges are manufactured by an experienced third-party contract manufacturer and packaged at our facilities in San Diego. We also use external third parties to sterilize our finished cartridges. The cartridges do not contain any metals or minerals.

Tandem purchases certain components and materials from single sources due to quality considerations, costs, or constraints resulting from regulatory requirements. We do not directly source Conflict Minerals from mines or SORs, and are many levels removed from these market participants and, therefore, have limited influence over their behavior. Furthermore, because of the depth, geographic diversity, and constant evolution of our supply chain, and due to competitive factors, we often have significant difficulty identifying market participants upstream from our direct suppliers. However, through the efforts described in this CMR, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below.

For purposes of this CMR, references to our “products” refer to tangible components of our insulin pumps, and references to our “suppliers” refer to our direct product suppliers.

Exhibit 1.01 to Form SD
III. Conflict Minerals Policy

In February 2015, Tandem adopted a Statement on Conflicts Minerals (the “Conflict Minerals Policy”), as amended in 2018 relating to the responsible sourcing of Conflict Minerals by its suppliers. The Conflict Minerals Policy is available on our website at https://investor.tandemdiabetes.com/static-files/a439478b-b89f-49bc-9869-016b0816f380.

The Conflict Minerals Policy sets forth Tandem’s (i) commitment to complying with the Rule; (ii) expectations of its suppliers regarding supporting its compliance activities; and (iii) policies and practices with respect to engaging suppliers and implementing risk mitigation measures. The Conflict Minerals Policy shows that Tandem expects its suppliers to:

•Conduct business operations in an ethical manner and comply with all applicable laws related to environmental responsibility, workplace health and safety, and human rights.

•Participate fully in the Company’s inquiry regarding their use of Conflict Minerals, including providing complete, accurate and timely responses to surveys and other inquiries requested by or on behalf of the Company.

The Conflict Minerals Policy shows that the Company supports the humanitarian goal of ending the illegal trade of Conflict Minerals originating in the DRC and adjoining countries.

IV. Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon a review of our products and our Reasonable Country of Origin Inquiry (“RCOI”), we have concluded that:

•Our products contain Conflict Minerals that are necessary to the production or functionality of our products; and

•We are unable to determine whether the Conflict Minerals present in our products originate in the Covered Countries.

We are therefore required by the Final Rules to file with the SEC a Specialized Disclosure Report on Form SD (“Form SD”) and a Conflict Minerals Report as an exhibit thereto.

V. Smelters and Refineries Identified

Tandem’s supplier query program was designed to survey direct suppliers who provide parts, components, or materials likely to contain 3TG metals. Tandem therefore asked 20 of its direct suppliers to complete the Conflict Minerals Reporting Template (the “CMRT”); all 20 suppliers responded. 11 suppliers provided completed CMRTs to Tandem; nine suppliers provided alternate declarations confirming they did not use Conflict Minerals in their production processes relative to products supplied to Tandem. Of the 11 completed CMRTs, three suppliers stated they did not use Conflict Minerals in their production processes relative to products supplied to Tandem. Nine suppliers described the investigations undertaken and their policies against use of Conflict Minerals from Covered Countries and confirmed their good faith beliefs that Conflict Minerals from Covered Countries are not knowingly used in the production of products supplied to Tandem.

Some suppliers may have reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers, or for other reasons. For example, one supplier reporting at a “company” level listed 313 SORs and one other listed over 300 SORs at a “company” level, that have all been deemed Responsible Minerals Assurance Process (“RMAP”) Conformant.

Collectively, our suppliers listed 354 SORs believed to be unique. In reviewing these lists of SORs, five of the unique smelter locations were in the Covered Countries. The SORs described below may not be all of the SORs in our supply chain, because the suppliers did not identify all of the SORs in their supply chains, and because we did not receive complete responses from all suppliers. Due to our position in the supply chain, we rely on our suppliers

Exhibit 1.01 to Form SD
for accurate smelter and refiner information and our reasonable country of origin inquiry and due diligence measures do not provide absolute certainty regarding the source of the necessary Conflict Minerals contained in our in-scope products.

We compared the list of 354 unique SORs against Conformant and Active smelter or refiner lists per the RMAP for verification of existence and location of the SORs. That data is set forth below:

Mineral	RMAP Conformant	RMAP Active	Other Known Metal Processors	Not Listed	Total
Tin (Cassiterite)	88	0	0	0	88
Tantalum (Columbite-Tantalite or Coltan)	36	0	0	0	36
Tungsten (Wolframite)	54	0	0	0	54
Gold	176	0	0	0	176
TOTAL	354	0	0	0	354

As used in the table, “Conformant” and “Active” have the meanings given those terms by the RMAP. “Other Known Metal Processors” are those additional SORs listed on the ‘Smelter Lookup’ tab of the Conflict-Free Sourcing Initiative’s (the “CFSI”) CMRT and the list of known processing facilities published by the U.S. Department of Commerce (the “Commerce Department List”). The “Not Listed” refers to refiners that were identified in suppliers’ CMRT, but that were not listed as Conformant, Active, or Other Known Metal Processors in the RMAP database. The compliance status reflected in the table is based solely on information made publicly available by the RMAP as of May 6, 2025, without independent verification by us.

The identified smelter locations for the SORs described in the table included the following countries: Andorra, Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China, Columbia, Czechia, Democratic Republic of the Congo, Estonia, France, Germany, Ghana, India, Indonesia, Italy, Japan, Kazakhstan, Republic of Korea, Kyrgyzstan, Lithuania, Malaysia, Mexico, Myanmar, Netherlands, New Zealand, Norway, Peru, Philippines, Poland, Portugal, Russian Federation, Rwanda, Saudi Arabia, Singapore, South Africa, Spain, Sudan, Sweden, Switzerland, Taiwan, Tanzania, Thailand, Turkey, Uganda, United Arab Emirates, United States of America, Uzbekistan, Vietnam, and Zimbabwe.

VI. Design of Due Diligence Measures

Tandem designed its due diligence with respect to the source and chain of custody of the Conflict Minerals contained in its products based on the five-step framework set forth in the Third Edition of the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (collectively, “OECD Guidance”).1

VII. Due Diligence Measures Implemented

Tandem does not have a direct relationship with any mineral SORs. Therefore, our due diligence fact-finding was completed by communicating with our suppliers. Due diligence measures undertaken by the Company include the following:

Establish Strong Company Management Systems

•Develop and maintain a conflict minerals policy. Tandem’s Conflict Minerals Policy is available on our website at https://investor.tandemdiabetes.com/static-files/a439478b-b89f-49bc-9869-016b0816f380.

1 OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold 2016, available at
http://www.oecd.org/daf/inv/mne/OECD-Due-Diligence-Guidance-Minerals-Edition3.pdf.

Exhibit 1.01 to Form SD
•Tandem’s supply chain and legal departments manage implementing Tandem’s RCOI and conducting due diligence on the source and chain of custody of Tandem’s necessary Conflict Minerals. If red flags or other issues are identified in the supplier data acquisition or engagement processes, these issues and red flags will be addressed first by the responsible individuals within the supply chain and legal departments and subsequently escalated to the Board of Directors, if determined advisable by the legal department.

•The supply chain and legal staff responsible for Conflict Minerals compliance (i) have received training regarding Conflict Minerals compliance, and (ii) are required to be familiar with Tandem’s Conflict Minerals Policy and with Tandem’s Conflict Minerals-related processes and procedures.

•Records of material Conflict Minerals-related documentation are maintained electronically by Tandem for a period of five (5) years from the date of creation.

•Since 2015, Tandem has provided to suppliers a copy of the Conflict Minerals Policy. New suppliers are provided with a copy of the Conflict Minerals Policy during onboarding as part of Tandem’s conflicts minerals due diligence. In addition, a Conflict Minerals compliance provision (the “Conflict Minerals Contractual Provision”) was added to Tandem’s form purchase order terms in 2016 and to Tandem’s form direct manufacturing and supply agreements in 2018 asking that suppliers (i) comply with the Conflict Minerals Policy, and (ii) cooperate with Tandem in providing the information required by the CMRT. Tandem asks that the Conflict Minerals Contractual Provision be incorporated into (i) new manufacturing and supply agreements, and (ii) existing manufacturing and supply agreements when such agreements are negotiated for renewal, with those suppliers Tandem deems critical.

•Interested parties can report improper activities that violate the Conflict Minerals Policy or the Conflict Minerals Rules by our ethics hotline located at www.tandemdiabetes.com/ethicspoint. All reported activities will be reviewed by the appropriate individuals within the supply chain and legal departments.

Identify and Assess Risk in the Supply Chain

•Tandem asks that its suppliers who supply products contracted to be manufactured, components or subassemblies that contain metals or minerals complete in full the electronic Responsible Minerals Initiative CMRT. The CMRT is used to provide Tandem with information regarding its suppliers’ practices with respect to the sourcing of Conflict Minerals to enable it to comply with its requirements under the Rule. The CMRT is distributed to suppliers at least annually to obtain information regarding changes in supplier circumstances.

•Tandem’s supply chain and legal departments manage the collection of information reported on the CMRT by its suppliers.

•Tandem uses a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.

Design and Implement a Strategy to Respond to Identified Risks

•If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes, or (ii) the receipt of information from other sources, Tandem determines that there is a reasonable risk that a supplier is sourcing Conflict Minerals that are directly or indirectly financing or benefiting armed groups, Tandem will enforce the Conflict Minerals Policy and the Conflict Minerals Contractual Provision binding such supplier (if any) by means of a series of escalations.

•Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring the supplier to implement a risk management plan (which may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers) to Tandem disengaging from the applicable supplier.

Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Exhibit 1.01 to Form SD
Because we do not have a direct relationship with the SORs that process the Conflict Minerals that are present in our products, we rely on the CFSI to conduct third-party audits of SORs.

Report on Supply Chain Due Diligence

As required by the Rule, we file a Form SD and a Conflict Minerals Report as an exhibit thereto for the Reporting Period. The Form SD and Conflict Minerals Report are also available on our website at
http://investor.tandemdiabetes.com/corporate-governance/esg.

VIII. Steps to Mitigate Risk

Tandem intends to continually improve upon its supply chain due diligence efforts to mitigate the risk that Conflict Minerals sourced for its products benefit armed groups in the Covered Countries, by implementing the following measures:

•Maintain Tandem’s Conflict Minerals Policy. The Conflict Minerals Policy is available at www.tandemdiabetes.com, under “Investor Center,” accessible through the “Governance & Sustainability Menu,” under the “Corporate Governance” tab.

•Continue supplier engagement to relay the importance of Conflict Minerals reporting requirements.

•Continue to implement internal process and contractual measures to strengthen engagement with suppliers.

•Continue to maintain a grievance mechanism.

•Continue to clearly communicate expectations to suppliers with regard to their performance, transparency, sourcing, and effort to provide accurate and complete information about the SORs in their supply chains that process Conflict Minerals.

•Continue to compare RCOI results to information collected from independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program.

•Report Annually on Supply Chain Due Diligence. This Form SD and CMR contained herein are available on our website at http://investor.tandemdiabetes.com/corporate-governance/esg.

INDEPENDENT PRIVATE SECTOR AUDIT

In accordance with SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, Tandem is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein. Furthermore, given that Tandem has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein is not required to be and has not been conducted.

FORWARD LOOKING STATEMENTS

Statements relating to due diligence improvements are forward-looking in nature and are based on Tandem’s management's current expectations, assumptions, or beliefs. These forward-looking statements are not intended to be a guarantee and are subject to a number of uncertainties and other factors that may be outside of Tandem’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein. Our actual actions may differ from these forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third party materials or references to websites (including Tandem’s) are not incorporated by reference in, or considered to be a part of this CMR, unless expressly incorporated by reference herein.